SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Thursday, 03 June 2010
Director Declaration
RYANAIR HOLDINGS PLC

Ryanair Holdings PLC ("the Company")
03 June 2010

Pursuant to
Rule 6.6.7 of the Listing Rules of the Irish Stock Exchange and Rule 9.6.13R of the Listing Rules of the UK Listing Authority
Ryanair Holdings PLC hereby notifies the following in relation to Mr. Charlie McCreevy, who was appointed a Director of the Company on 28th May 2010:

(a)        in the last five years Mr. McCreevy has not been a director of any publicly quoted company.
(b)
there are no other details requiring disclosure for Mr. McCreevy under Rule 6.6.7 of the Listing Rules of the Irish Stock Exchange and Rule 9.6.13R of the Listing Rules of the UK Listing Authority.

Contact:

Juliusz Komorek
Company Secretary
Tel: 00 3531 812 1212

ENDS.                                                            Thursday, 03 June 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 June 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary